INVEST IN **SELFTACT.COM**

Smart Selfies for Networking (Snap, Send, Connect with Leads)



selftact.com San Francisco CA

Featured Investors



Glenn Argenbright

Syndicate Lead

Over 15 years as an active investor and venture capitalist with over 200 investments. Specializing in pre-seed...

Invested in
📈 HelloWoofy.com, Smart Marketing 😍, Datagran and 4 others

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As Founder and General Partner at Quake Capital, I oversee a portfolio of over 280 investments. I also have the honor of getting work with over 500 founders. Arjun and his team consistently delivered results - serving up high rates of growth, strong customer loyalty, and continued product improvement. Quake is proud to be part of their journey and I personally love that Arjun is always looking for ways to help smaller businesses, overlooked populations, and even individual investors through

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Invested $5,000 this round & $215,000 previously

Highlights

1. Just under 1,000 Members Joined with 11,000+ Smart Selfie Contacts
2. Backed by Tier 1 Venture Capital Firms and Angel Investors
3. Patent Pending Technology in a Portfolio of Issued Patents by US GOV
4. Parent Product with Over $1.1M in Sales to Date in SaaS

5 Founded by an Immigrant Serial Entrepreneur Dedicated to Helping Small Businesses

6 Veteran CTO with Successful Exit in Event Industry

7 Board Member Glenn Argenbright with 12 Exits

8 $1.2T Industry for Networking

Our Team



Arjun Rai Founder + CEO

Serial entrepreneur with millions in raised early stage capital. Veteran with deep industry expertise in networking, artificial intelligence patents and product development.



Eric Schaumburg CTO

Led engineering for an event tech startup Eventrio; 1x successful exit. Built 7pt5 Design UI UX agency and VPN for Lavabit.



Beatriz Gonzalez Lead Designer

Over a decade in product, UI and UX design experience

🤳 One Tap, Smart Selfies and Capture Leads 📊

🚀 Introduction:

- You go to business networking events and collect cards/take selfies. How many of those names/faces do you remember in a week? or where you met the person and when?
- SelfTact's smart selfies give you names/faces, context and automatic follow-up for effortless, effective networking resulting in higher closes and better conversations.

‼️ Problem:

You spend thousands of dollars or hours and even days attending networking events and conferences, then come home with a stack of business cards, real and virtual, most of which you'll never follow up on – and as we know, the money is in the follow-up.

You *want* to.

You *need* to.

But what conversation did you have with whom? Where's the context? And that note you wrote so quickly using your gel pen on the back of the card, can you read it after it spent a week in your pocket or purse.

Lost opportunity...Now what?

Networking is critical to any business. But the old methods of collecting cards and taking random selfies lead to missed connections and wasted opportunities.

Let's change that.


Countless missed connections and wasted opportunities

😍 Solution:

SelfTact solves that problem, revolutionizing networking through the power of smart selfies.

With SelfTact, just snap a photo with new connections, instantly capture their details and add them to your network. Facial recognition technology identifies and suggests instant connections. Our integrated messaging tools allows you to send personalized follow-ups - effortlessly. Selftact also gives geolocation data, so even if you need to contact people weeks later, you'll 'remember' where and when you met them.

That is a *smarter* way to network.

Selftact is networking made easy, efficient, and actually useful for growing your business. No more forgotten conversations or phantom business cards gathering dust. Just real, visual connections that make all the difference in your business.

SelfTact is the solution professionals need to maximize their networking efforts. Join us and help us reinvent networking for the digital age.

🤳 Selftact: Easy as 1-2-3!

1. Create your account and take a clear selfie of just you. This allows our facial recognition technology to identify you quickly in the future.

2. Meet a new lead, friend, or friends (we support group selfies) and our app instantly connects you with SelfTact users recognized in the selfie photo (tap "Request to Connect" with as many members as you want). To add non-users, scan their business cards or have them enter their details then tap save. An invitation is sent to their emails later on inviting them to join you on SelfTact.

3. Follow up with integrated AI based messaging tools. Review your new connection's profile, then tap to connect via email or text. Personalize pre-written templates or use our AI to generate an introduction message with your smart selfie attached. Hit send!

Plus, see a beautiful map of smart selfies taken across the world by you and other fellow SelfTact members!


01
02
03
Jessica Stewart
Take a selfie
Store info and
Message


location
and close sale

✅ Key features that make networking easy:

- Facial recognition identifies connections from your smart selfies in seconds
- Business card scanning adds non-user contact information quickly
- Profile management centralizes your network in a "swipable" navigation
- Relationship tracking tools provide context on connections
- Integrated messaging for fast, personalized follow-up via email or text
- Gamification with points and rewards drives engagement for top SelfTact members


Amanda Parks
SelfTact's smart selfies give you:
Names/faces
Context
Automatic follow-up
Effective networking Higher closes
Better conversations

🎉 The benefits for you:

- Remember who you met and where every single time
- Automatically follow up with new connections (and old)
- Grow your network exponentially (with ease)
- Event organizers and sponsors get seamless branding opportunities via every smart selfie
- Users get a premium, efficient, effective networking experience


Josh McCoy
Delete Selftact Contact
Barclays Center
Josh McCoy

📈 $1.2T Events Industry. That's HUGE.

Dinner parties, meetups, masterminds, business meetings, conferences, conventions, festivals and more. Events industry is estimated to be sized at over $1.2 Trillion industry, and since in-person conferences, trade shows, and networking events are back stronger than ever, people are hungry to rebuild their professional in person networks.

Our mobile technology is infinitely scalable across all types of events and industries:

- Conferences and conventions
- Executive retreats
- Alumni and professional mixers
- Industry trade shows
- Marketing and sales events
- Fundraisers and galas

and more.


$1.2 TRILLION
EVENTS INDUSTRY

📍 And our geo-targeting options for backgrounds open up major sponsorship opportunities.

One of the prime drivers of revenue for event organizers is sponsorships and making sponsors look great, is a goal for every event. SelfTact geo targets step-and-repeat backgrounds targeted at stadiums, convention centers, meetup locations using the event's logo and their sponsors so every smart selfie is a branding opportunity (think a red carpet experience every time you meet a new lead).

Viral networking effects will drive rapid user adoption as professionals invite their peers to connect on SelfTact.

Points given to the top users for capturing the most leads and following up. The app becomes more valuable with each new user and event partnership.

And, it's FREE!


Branding for events and sponsors

📝 Network like a billionaire or royalty.

Start networking like a *BILLIONAIRE*

Hundreds of years ago, royalty painted small miniature portraits of other royal family members to remember who visited to remember visually.

Network like the 1%.

Just a few decades ago David Rockefeller amassed over 100,000 contacts on index cards with details information on leads from shoe size to home address to phone number to how many kids the person had...the "rolodex" became the core of his business success.

Capture leads and follow up like a billionaire.


Network like royalty
Network like a billionaire
SelfTact
Smart selfies for networking for the masses

📶 Traction:

In just a few months since launching, SelfTact has already achieved impressive traction:

- Just under 1,000 users onboarded and networking
- Projected to reach 1,000,000 users by end of 2024 based on current growth
- Partnerships to be forged with major event organizers (mastermind, conferences, meetups, business networking groups etc)
- Platform adoption strategy focused on attendee adoption and event organizer promotion
- Over 100+ networking events attended for demos
- Working on promoting to university alumni associations for business events
- Negotiation to be done for direct sponsorships of various industry events to speak and demo real time power of SelfTact

Networking professionals urgently need the solution SelfTact provides for quick capturing of leads and follow up using AI. We are rapidly building an engaged user base hungry to transform their event networking experiences and make the time and money they spend finally pay off.

👤 About the Team

SelfTact was founded by seasoned event networkers, entrepreneurs and engineers:

Arjun Rai, Founder & CEO

- Serial entrepreneur with millions in raised early stage capital

- Veteran with deep industry expertise in networking, artificial intelligence patents and product development.

Eric Shaumburg, CTO

- Led engineering for a event tech startup Eventrio; 1x successful exit
- Built 7pt5 Design UI UX agency and VPN for Lavabit

Sunil Shashidhara, VP of Engineering

- 10+ years leading engineering teams at Fortune 500 companies
- Background in AI and machine learning

Beatriz Gonzalez, Lead Designer

- Award-winning designer and creative director
- Designer at multiple startups and agencies

👥 Current Investors:

1517 Fund - Scout Fund for Peter Thiel and early backer of billion-dollar companies like Loom (recently exited)

Draper Associates - Founded by billionaire VC Tim Draper known for Hotmail investment

Quake Capital - Successful firm led by GP Glenn Argenbright with a track record of 12 exits and $5B in returns.

💪 Future: The EQ Infused Social Network

As the app grows, SelfTact becomes a center of smart selfie based networking across the world with a global (or local) feed of people connecting with one another at events. As soon as you open the app you will see professionals connecting at various kinds of events in a linear feed or a visualized map view with pins across the world. In one tap, connect with fellow SelfTact members virtually.


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